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                             June 24, 2021

       Jeb Spencer
       Chief Executive Officer
       Southport Acquisition Corporation
       1745 Grand Avenue
       Del Mar, CA 92014

                                                        Re: Southport
Acquisition Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 16,
2021
                                                            CIK 0001865200

       Dear Mr. Spencer:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Energy & Transportation
       cc:                                              Kunle Deru, Esq.